UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

22 March 2007

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F ☒         FORM 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES ☐          NO ☒

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report Form 6-K contains the following press release:

TNT aiming for fast growth in Brazil - First express services company to offer both domestic and international deliveries

21 March 2007

21 March 2007

TNT aiming for fast growth in Brazil - First express services company to offer both domestic and international deliveries

São Paulo, “TNT is aiming for double digit growth in Brazil as the domestic express market booms. TNT becomes the first express services company in this country to offer both domestic and international deliveries”, said CEO Peter Bakker during a press briefing held today in São Paulo. Peter Bakker and TNT’s board of management were in São Paulo as part of a four-day trip to Brazil to visit newly acquired Mercúrio and review the company’s strategy for South-America. The acquisition of Mercúrio last January gives TNT the leadership in the €1.3 billion Brazilian domestic market for express services, which grows by 15% a year.

In January 2007, TNT acquired Mercúrio, the Brazilian express market leader, with a share of 15%. Mercúrio’s revenues grew by 15 to 20% per year over the last decade. Its network connects 3,300 cities across Brazil and expands into Chile, Argentina and Uruguay. Mercúrio offers day-definite services and track-and-trace. The company employs over 6,000 employees. Its 2,000 vehicles and 100 depots add to TNT’s existing 33 depots and hubs in Brazil. Last year, Mercúrio had revenues of about €190 million.

“Orders from TNT’s global customers will boost Mercúrio’s activities in Brazil”, said Marie Christine Lombard, Group Managing Director of TNT’s express division. “Conversely, Mercúrio’s opens us the doors of another dynamic economy.”

“The acquisition of Mercúrio fits into TNT’s strategy of becoming number one in emerging markets”, she continued. “TNT strengthens its presence region by region. After China, India and Asia, Brazil is a logical step.”

“Brazilian customers reacted positively to the acquisition of Mercúrio by TNT. They can save time and money by using the same local provider for both domestic and international express deliveries. TNT expands Mercúrio’s services offer”, said Roberto Rodrigues, General Manager of TNT in Brazil.

TNT N.V.

TNT provides businesses and consumers worldwide with an extensive range of services for their mail and express delivery needs. Headquartered in the Netherlands, TNT offers efficient network infrastructures in Europe and Asia and is expanding operations worldwide to maximize its network performance. TNT serves more than 200 countries and employs around 139,000 people. Over 2006, TNT reported € 10.1 billion in revenues and an operating income of € 1,276 million. TNT N.V. is publicly listed on the stock exchanges of Amsterdam and New York. TNT recognizes its social responsibility, and has formed partnerships with the United Nations World Food Programme and the United Nations Environmental Programme to fight hunger and pollution in the world. More information about TNT can be found on its website http://group.tnt.com.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Pieter Schaffels

Name: Pieter Schaffels
Title: Group Media Relations Director

Date: 22 March 2007